NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of the 7.75% Corporate Backed Trust Certificates, Toys ‘R’ Us Debenture-Backed Series 2001-31, Cass A-1 (the 'Certificates') of Lehman ABS Corporation (the 'Depositor') from listing and registration on the Exchange at the opening of business on October 23, 2017, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Certificates are no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') given that the issuer of the underlying securities, and certain of its U.S. subsidiaries and its Canadian subsidiary, have voluntarily filed for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Eastern District of Virginia in Richmond, VA. 1. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when 'an intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed'. 2. The Exchange, on September 21, 2017, determined that the Certificates of the Depositor should be suspended from trading and directed the preparation and filing with the Commission this application for the removal of the Certificates from listing and registration on the Exchange. The Depositor was notified by phone and by letter on September 21, 2017. 3. Pursuant to the above authorization, a press release was issued and an announcement was made on the 'ticker' of the Exchange at the open of the trading session on September 21, 2017. Similar information was included on the Exchange's website. Trading in the Certificates was suspended at the open of trading on September 21, 2017. 4. The Depositor had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Certificates, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Depositor did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.